Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces a Large-sized Oil and Gas Discovery of Bozhong 13-2 in Bohai

(Hong Kong, February 22, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that the Company made a large-sized oil and gas discovery Bozhong 13-2 in Bohai Bay.

The Bozhong 13-2 structure is located in the south-western Ring of Bozhong Sag in the Bohai Bay with an average water depth of about 23.2 meters. The discovery well BZ13-2-2 was drilled and completed at a depth of 5,223 meters, and encountered oil pay zones with a total thickness of approximately 346 meters. The well was tested to produce an average of approximately 1,980 barrels of crude oil and 5.25 million cubic feet of natural gas per day.

Mr. Zhou Xinhuai, General Manager of Exploration Department of the Company said, “The successful exploration of Bozhong 13-2 structure is another remarkable exploration achievement for the Company to continuously enhancing its efforts in oil and gas exploration and production in offshore China. After obtaining Bozhong 19-6 large-sized condensate gas field, the Company has made significant breakthrough in the exploration of another type of buried hill in Bohai, which not only has important promotion value, but also demonstrates promising exploration prospect in Bohai.”

End

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com